J.P. Morgan Securities LLC
383 New Madison Avenue
New York, New York 10179

Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
April 21, 2021
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Abby Adams

Re:      NeuroPace, Inc.
Post-Effective Amendment No. 1 to
Registration Statement on Form S-1
Registration File No. 333-254663

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of NeuroPace, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 8:30 a.m. Eastern Time, on Wednesday, April 21, 2021 or as soon thereafter as practicable, or at such later time as the Company’s outside counsel, Cooley LLP, may orally request via telephone call that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, we, as the Representatives, wish to advise you that there have been, or there will be, distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the securities as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.
[Signature page immediately follows]

Very truly yours,
J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC

As representatives of the several underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Name:	Benjamin Burdett
Title:	Managing Director

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Anthony Yu
Name:	Anthony Yu
Title:	Vice President

[Signature Page to Underwriters’ Acceleration Request]